SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to             .

Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

(As required by Items 1 through 3)

A.

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

December 31, 2005 and 2004

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Leggett & Platt, Incorporated

Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Stock Bonus Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

St. Louis, MO

June 19, 2006

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2005	2004
ASSETS

Investments, at market value	$133,603,014	$167,892,714

Receivables
Company contributions	2,160,893	2,026,903
Participant contributions	182,545	180,479
Accrued investment income	852,033	811,043
Due from broker	4,006	—

Total receivables	3,199,477	3,018,425

Total assets	136,802,491	170,911,139

NET ASSETS AVAILABLE FOR BENEFITS	$136,802,491	$170,911,139

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31,

	2005	2004
Additions
Investment (loss) income
Net (depreciation) appreciation in value of investments	$(28,445,313)	$38,143,094
Dividends	3,569,316	3,320,415
Interest	122,517	74,641

Net investment (loss) income	(24,753,480)	41,538,150

Contributions
Company	4,169,861	3,487,934
Participant	4,310,876	4,040,637
Rollovers	—	874

Contributions	8,480,737	7,529,445

Total additions	(16,272,743)	49,067,595

Deductions
Benefit payments	17,835,905	13,048,147

Total deductions	17,835,905	13,048,147

Net (decrease) increase	(34,108,648)	36,019,448

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF PERIOD	170,911,139	134,891,691

END OF PERIOD	$136,802,491	$170,911,139

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of L&P and certain subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s provisions qualify as an Employee Stock Ownership Plan (ESOP).

Eligibility of Employees

Eligible employees are defined as non-bargaining employees at branches covered by the Plan or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first day of January or July following the completion of one year and 1000 hours of service. Eligible employees with compensation in excess of the applicable compensation base may participate in the “fixed percentage component” of the Plan. Salaried employees not meeting minimum compensation requirements may participate in the “fixed dollar component” of the Plan. Employees considered “highly compensated” under Section 404(q) of the Internal Revenue Code of 1986 are not eligible to participate.

Contributions

Employees participating in the “fixed percentage component” of the Plan make contributions of a percentage of annual compensation in excess of a base amount as defined in the Plan agreement. Employees participating in the “fixed dollar component” of the Plan make contributions from $5 to $20 each pay period. Participants in the Plan meeting certain requirements may elect to invest a portion of their account into L&P stock or any of the other investment funds.

L&P is required to make contributions to the Plan equal to 50% of the amounts contributed by participants. Additionally, for any year in which certain profitability levels have been attained, as defined in the Plan, L&P may make an additional contribution in an amount not to exceed 50% of the participants’ contributions during such year. Company contributions, when made, are primarily in the form of common stock.

The Plan is designated as a pre-tax plan for employee contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.

Vesting and Distributions

The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service. Non-vested amounts at the time of participant withdrawals are forfeited and serve to reduce future Company contributions. Forfeitures amounted to $46,151 in 2005 and $40,943 in 2004. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A - DESCRIPTION OF PLAN - CONTINUED

Plan Trustee

The Bank of New York, as sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator.

Administrative Expenses

Administrative expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participant accounts will immediately become 100% vested.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The market value of common stocks and mutual funds is based upon quoted market price as of the close of business on the last day of the year. Common trust funds are valued at the reported unit value, which is derived from the market value of the underlying investments. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 30, 2005 for amendments dated January 2, 2004 and before. Amendments have been made to the Plan subsequent to that date and L&P has applied for a new determination letter. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE C - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2005		2004
Leggett & Platt, Incorporated common stock, 5,211,020 and 5,339,236 shares, respectively **	$119,645,019	*	$151,794,479	*

*	Represents an investment which exceeds 5 percent or greater of net assets available for Plan benefits.
**	Nonparticipant-directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31,
	2005	2004
Common Stock	$(28,951,669)	$37,432,044
Investment Funds	506,356	711,050

	$(28,445,313)	$38,143,094

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to the nonparticipant-directed investments were $122,856,977 and $154,833,695 as of December 31, 2005 and 2004, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
	2005	2004
Changes in Net Assets:
Net (depreciation) appreciation	$(28,951,669)	$37,432,044
Dividends	3,342,637	3,147,151
Company contributions	4,169,861	3,487,934
Participant contributions	4,273,037	4,008,557
Benefit payments	(13,342,914)	(7,844,286)
Net transfers out	(1,476,910)	(7,710,849)
Other	9,240	3,396

	$(31,976,718)	$32,523,947

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$136,802,491	$170,911,139

Amounts allocated to withdrawing participants	(460,924)	(829,820)

Net assets available for benefits per Form 5500	$136,341,567	$170,081,319

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended December 31, 2005
Benefits paid to participants per the financial statements	$17,835,905

Add: Amounts allocated to withdrawing participants at December 31, 2005	460,924

Less: Amounts allocated to withdrawing participants at December 31, 2004	(829,820)

Benefits paid to participants per Form 5500	$17,467,009

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F - PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investment purchases and sales include shares of Leggett & Platt, Incorporated common stock and units of participation in collective employee benefit trust funds and short-term funds of The Bank of New York Trust Company during the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held shares of Leggett & Platt, Incorporated common stock with total fair values of $119,645,019 and $151,794,479, respectively.

At December 31, 2005 and 2004, the Plan held units of Bank of New York Collective Short Term Investment Fund with total fair values of $3,044,750 and $6,166,374, respectively.

Leggett & Platt, Incorporated

Stock Bonus Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issuer	(c) Description of investment	(d) Cost	(e) Current value (1)
*	Leggett & Platt, Incorporated	Common stock	$66,724,054	$119,645,019

	Dodge & Cox	Dodge & Cox Balanced Fund	2,839,879	3,238,914

*	Bank of New York	Collective Short Term Investment Fund	3,044,750	3,044,750

	Dodge & Cox	Dodge & Cox Stock Fund	2,336,958	2,691,095

	Vanguard	Vanguard 500 Index Fund	1,685,491	2,074,427

	Peoples Dreyfus	Peoples Dreyfus S&P Midcap Index Fund	1,388,826	1,610,103

	Fidelity	Fidelity Concord Fund	1,329,540	1,298,706

			$79,349,498	$133,603,014

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.

B. Exhibit List.

Exhibit 23	Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

Date: June 27, 2006	By:	/s/ Ernest C. Jett
Ernest C. Jett
Senior Vice President- General Counsel
and Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description
Exhibit 23	Consent of PricewaterhouseCoopers LLP